Exhibit 99.1

Valens Semiconductor Announces Operational Efficiency Plan

Plan includes 10% workforce reduction across various departments

HOD HASHARON, Israel, January 28, 2026 – Valens Semiconductor (NYSE: VLN), a leader in high-performance connectivity, today announced the implementation of an operational efficiency plan designed to sharpen the focus on areas of business with the strongest momentum, while maintaining a strong financial position.

As part of this initiative, Valens plans to implement a reduction of approximately 10% of its workforce across various departments, which is expected to save approximately $5 million annually in operating expenses. The plan is expected to be completed during the second quarter of 2026.

“Despite the revenue growth momentum we reported in our latest earnings call, we are implementing this efficiency plan in order to optimize our cost structure, and to concentrate resources on our core business segments, where we have demonstrated meaningful achievements and see significant growth opportunities,” said Yoram Salinger, CEO of Valens Semiconductor, “The company is committed to providing support and assistance to all impacted employees”.

Valens will release its fourth quarter and full year 2025 financial results before the market opens on Wednesday, February 25, 2026.

Yoram Salinger, Chief Executive Officer, and Guy Nathanzon, Chief Financial Officer, will host a conference call on Wednesday, February 25, 2026, at 8:30 a.m. Eastern Time (ET) to discuss the company’s fourth quarter and full year 2025 financial results and business outlook. To access this call, please dial:

U.S: +1 (888) 281-1167

UK: 0 (808) 101-2717

Israel: 03 918 0610

Other: +972 3 918 0610

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking HERE. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental, geopolitical and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com

Miri Segal

MS-IR IR for Valens

msegal@ms-ir.com

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

yoni.dayan@valens.com

SOURCE: Valens Semiconductor